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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEPLER CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 EAST 49TH STREET, STE 3605
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER LAVAGNINO
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS, 38TH FL (Address) NEW YORK (City) NY (State) (Zip Code)

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
410

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CHRISTOPHER KERR LAVAGNINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEPLER CAPITAL MARKETS, INC., as of DECEMBER, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, COO, CCO

Title

Notary Public

MAURICE HALLIVIS
Notary Public, State of New York
No. 01HA6007604
Qualified in New York County
Commission Expires May 20, 2022

Subscribed and sworn to before me this 14th day of February 2020

By

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Kepler Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kepler Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Kepler Capital Markets, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kepler Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Kepler Capital Markets, Inc.'s auditor since 2016.

New York, New York
February 14, 2020

Kepler Capital Markets, Inc.

Statement of Financial Condition

Year Ended December 31, 2019

ASSETS

Cash	$ 2,744,738
Certificate of Deposit	9,452,539
Restricted cash	256,750
Due from broker	355,313
Prepaid expenses and other assets	593,448
Accounts receivable, net	585,950
Right of use asset (net of accumulated amortization of $955,374)	1,556,950
Property and equipment (net of accumulated depreciation of $937,887)	19,171
Deferred tax asset	20,259
TOTAL ASSETS	$ 15,585,118

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable	$ 125,001
Compensation payable	342,202
Due to Parent	211,260
Income taxes payable	222,176
Lease liability	1,580,982
Accrued expenses and other liabilities	751,601
TOTAL LIABILITIES	3,233,222
COMMITMENTS	
STOCKHOLDER'S EQUITY	
Common stock ($0.0 l par value, 1,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	11,713,982
Retained earnings	637,913
TOTAL STOCKHOLDER'S EQUITY	12,351,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,585,118

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statement.

1. Organization and Nature of Business

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company maintains one branch office location in Boston in addition to the North American headquarters located in New York, New York. The Company also conducts business with the trade name "Kepler Cheuvreux North America".

The Company is a wholly-owned subsidiary of Kepler Cheuvreux ("Parent"). The Parent is a French "Enterprise d'Investissement" (Investment Company) registered with the Autorité de Contrôle Prudentiel et de Résolution and the Autorité des Marchés Financiers. The Parent provides independent equity research, execution services to institutional customers, and advisory services (ECM, DCM, intermediation in structured products, corporate finance) with branches and subsidiaries in Amsterdam, Brussels, Frankfurt, Geneva, London, Madrid, Milan, Oslo, Stockholm, Vienna and Zurich.

The Company acts as a broker for North American institutional customers in the purchase and sale of foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. The Company does not provide engage in any activity involving options, futures, derivatives and/or structured products. The Company self-clears foreign equity transactions pursuant to SEC Rule 15a-6 via its Parent and its third party clearing arrangement with Parel, a division of Sociéte Générale. The Parent also provides assistance with the settlement of foreign securities transactions by providing settlement acronyms with services that include Omgeo OASYS Global or Omgeo Central Trade Manager. Kepler also maintains a separate fully disclosed clearing agreement with Convergex Execution Solutions LLC for the clearing and settlement of securities on North American Exchanges and certain Latin American markets, such as Mexico.The Company also distributes research reports that have been produced by the Parent to major U.S. institutional investors pursuant to SEC Rule 15a-6 and the terms of a services agreement between the Company and the Parent.

The Company is currently approved to conduct the following business activities:
A. Broker or dealer retailing domestic and foreign corporate equity securities;
B. Broker or dealer retailing corporate domestic and foreign debt securities;
C. Underwriter or selling group participant (corporate securities other than mutual funds) on a best efforts basis;
D. Government securities broker (U.S. and foreign issuers);
E. Distribute third-party research to clients (pursuant to the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934);
F. Acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934;
G. Broker or dealer selling securities of only one (1) issuer or associate issuers (other than mutual funds);
H. Broker or dealer selling tax shelters or limited partnerships in the secondary market;
I. Broker or dealer selling tax shelters or limited partnerships in primary distributions;
J. Private placements of securities;
K. Mergers and Acquisitions (structuring and advisory services); and
L. Trading securities for its own account to facilitate customer trading.

2. Summary of Significant Accounting Policies

Basis of Presentation - These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currency - Income and expenses associated with the purchase and sale of securities that are denominated in other foreign currencies are translated into U.S. dollar amounts using average rates and are included in commission income. Year-end balances are translated at the year-end rate.

Concentration of Credit Risk - The Company maintains substantially all of its cash balances at two major unaffiliated financial institutions. At times, account balances may exceed federally insured limits. However, the Company does not believe that these amounts are exposed to significant risk based on the credit rating of the two financial institutions.

Fixed Assets – Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes – The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue from Contracts with Customers

a) Significant Judgements
Revenue from contracts with customers includes commission income, commission sharing arrangements and unbundling from individualized and customized research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

b) Commission Income
Kepler is a non-carrying broker dealer that receives commission income generated from trading foreign securities, U.S. equities, American Depository Receipts (ADRs), and fixed income securities. Kepler is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. Kepler works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. In general the commissions are charged to customers on the trade date at the point of execution by Kepler. Certain customers, who execute Buyback Orders pursuant to 10b-18, are invoiced to collect commissions at the end of each month.

Kepler's brokerage account form with all clients specifies that the account can be terminated at will by either the customer or Kepler at any time without a termination penalty. Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, entities should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. For securities transactions and trade commissions, the period in which the parties have enforceable rights and obligations is typically one day or less, the trade date.

Kepler's role and responsibility as an executing broker is performed only when a customer requests the Firm to initiate a trade. As a result, the customer has an option to purchase this service. Consideration resulting from the trade is the exercise of the option and commissions will not be considered variable consideration because the customer has a contractual right (but not an obligation) to choose the amount of additional distinct services which are purchased (i.e., orders for execution). Kepler does not have any contracts which stipulate a guaranteed minimum number of trades and, therefore, Kepler does not have any additional performance obligations. Since there are no minimum number of trades required, any trades beyond those which have already been executed are also considered optional purchases.

c) Research Revenue
Income from individualized and customized research services, referred to as "unbundling" or commission sharing arrangements ("CSA") is recorded on a gross basis. Kepler does not provide subscription services or advisory services. Kepler does not sell or provide any market data services. Kepler does not have contracts with customers setting forth contractual fees or the frequency of payments for products or services. There are no contracts with customers for individualized and customized research services. CSA income is identified when the customer informs Kepler of the intention to make a payment. All unbundling and CSA revenues are compliant with Section 28(e) of the Securities Exchange Act of 1934. Kepler's clients determine the amount that they want to pay Kepler for individualized and customized research services which is recorded as CSA and unbundling revenue. For CSA and Unbundling revenue, the period in which the parties have enforceable rights and obligations can only be determined when the customer informs Kepler of the intention to make a payment for individualized and customized services.

Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Research services can be terminated at will by either Kepler or the customer at any time without a termination penalty. Kepler is a principal with respect to research income as a result, Kepler recognizes these revenues on a gross basis.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than the greater of $250,000 or 2 percent of aggregate debit items. At December 31, 2019, the Company had net capital of $10,759,189, which exceeded the required net capital by $10,509,189.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption's appearing in paragraph (k)(2)(i) and (k)(2)(ii).

4. Property and equipment

Property and equipment at December 31, 2019 consists of:

Telephone System	$	202,819
Furniture		244,262
Computer Equipment		509,977
		957,058
Less: Accumulated depreciation		(937,887)
	$	19,171

Depreciation expense for the year ended December 31, 2019 was $17,384.

5. Commitments

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard is effective for the Company on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods.

The Company adopted the new standard on January 1, 2019 and use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. We elected the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. We did not elect the use-of hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

On January 1, 2019, we recognized additional operating liabilities of approximately $2,034,634, with corresponding ROU assets of $2,034,634, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The new standard also provides practical expedients for an entity's ongoing accounting. We elected the short-term lease recognition exemption for Boston office leases and all leases that qualify going forward. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. We also elect the practical expedient to not separate lease and non-lease components for all of our leases.

6. Related-party Transactions

Master Service Agreement
Pursuant to the annex to a Master Service Agreement the Company paid service fees to the Parent for managerial, administrative, and technology services. The Due to Parent balance of $211,260 is the net of the commission receivables and the amounts payable for execution and service fees as of December 31, 2019.

Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

During the year, the Company incurred expenses of $11,144,311 with the Parent related to execution and settlement. In addition, pursuant to the annex to a Master Service Agreement the Company paid the Parent $703,809 related to managerial, administrative, and technology services which are included in the financial caption of service fees.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. Related-party Transactions (continued)

Due From Parent / Affiliate Receivable:
Due from Parent account is 50% of the commission revenue generated by 15a-6 business involving foreign security executions which are executed by the Parent and cleared at Parel.

Due To Parent for Unbundled Commission:
50% of invoicing revenue is payable to the Parent pursuant to Transfer Pricing and is recorded as an intercompany transaction in the Due to Parent account. As of December 31, 2019, the Due to Parent balance was $211,260.

Due to Affiliates / Kepler Services:
This is the SLA with Kepler Services, the group shared serice center for support functions. Kepler Services invoices its costs to entities in the Kepler Group. Costs recharged are allocated based on a proportional headcount of each participating entity.

7. Due from Broker

The Company established a fully disclosed clearing agreement with Cowen Execution Services LLC ("Cowen") to clear and settle U.S. equities and ADRs. Kepler records commission receivables from its clearing broker, Cowen, as Due from Broker. At the end of each month, Kepler reviews monthly statements generated by Cowen to reconcile receivables from the clearing broker. At December 31, 2019, the receivable from broker of $355,313 includes a clearing deposit of $250,000.

8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The components of the provision for income taxes for the year ended December 31, 2019 are as follows:

Current tax provision:	
Federal	$ 198,689
State and Local	27,578
Total current tax benefit	226,267
Deferred tax provision:	
Federal	(11,639)
State and Local	(666)
Total deferred tax benefit	(12,305)
Total tax provision	$ 213,962

The Company has a net deferred tax asset of approximately $20,259 as of December 31, 2019. Most of the deferred tax asset balance is related to timing differences, resulting from prepaid expenses, accounts receivable, accrued expenses and accounts payable and deferred liabilities.

The difference between the statutory rate of 21.00% and the effective rate of 25.12% for 2019 is primarily due to the state taxes.

At December 31, 2019, the Company has no federal net operating loss carryforwards.

The Company had no unrealized tax benefits as of December 31, 2019. The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statements for the year ended December 31, 2019.

9. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.

Kepler Capital Markets, Inc.

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2019

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Kepler Capital Markets, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kepler Capital Markets, Inc. and the SIPC, solely to assist you and SIPC in evaluating Kepler Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Kepler Capital Markets, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments applied.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kepler Capital Markets, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kepler Capital Markets, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

New York, New York
February 14, 2020

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TOTAL REVENUES	$ 23,091,039
DEDUCTIONS	(936,316)
SIPC NET OPERATING REVENUES	22,154,723
GENERAL ASSESSMENT @ .0015	33,232
Less: Payments made with Form SIPC 6	(17,799)
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 15,433

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations.

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended December 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kepler Capital Markets, Inc.
12 East 49th Street, 36th Floor
New York, NY 10017

8-67194

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Elizabeth Attanasio (212) 668-8700

2. A. General Assessment (item 2e from page 2)		$ 33,232
B. Less payment made with SIPC-6 filed (exclude interest) July 2019 (Date Paid)		(17,799)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		15,433
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 15,433
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 15,433	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kepler Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 15th day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,091,039
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	936,316
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	936,316
2d. SIPC Net Operating Revenues	$ 22,154,723
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 33,232
	(to page 1, line 2.A.)